ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Expressed in United States Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401

Telephone: 303.278.8464  Facsimile: 303.279.3772  Toll Free: 1.877.692.8182  email: atna@atna.com  www.atna.com

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

The following audited consolidated financial statements have been prepared by Atna Resources Ltd. (the “Company”) pursuant to International Financial Reporting Standards (“IFRS”). The consolidated financial statements have been prepared in United States dollars (“USD”, or “$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

Report of Independent Registered Public Accounting Firm	Page 3

Consolidated Balance Sheets	Page 4

Consolidated Statements of Operations and Comprehensive Income (Loss)	Page 5

Consolidated Statement of Changes in Shareholders’ Equity	Page 6

Consolidated Statements of Cash Flows	Pages 7-8

Notes to the Annual Consolidated Financial Statements	Pages 9-42

2

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders

Atna Resources Ltd.

Denver, Colorado

We have audited the accompanying consolidated balance sheets of Atna Resources Ltd. and Subsidiaries (the “Company”) as of December 31, 2011, 2010 and January 1, 2010, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the years in the three year period ended December 31, 2011 and notes, comprising of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atna Resources Ltd. and Subsidiaries, as of December 31, 2011, 2010 and January 1, 2010, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ehrhardt Keefe Steiner & Hottman PC

March 23, 2012

Denver, Colorado

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

3

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Reported in US Dollars

As of December 31

				Transition
				Reporting Date
				January 1,
	Notes	2011	2010	2010
ASSETS
Current assets
Cash and cash equivalents		$9,963,100	$9,593,200	$13,060,300
Investments available-for-sale		323,900	-	267,700
Gold inventories	5	14,735,500	11,228,600	6,649,200
Prepaids and other current assets		1,615,500	1,611,800	1,067,500
Total current assets		26,638,000	22,433,600	21,044,700

Non-current assets
Property, plant, mine development and mineral interests, net	6	82,481,200	50,236,100	53,038,200
Restricted cash	7	5,743,800	5,064,500	4,076,100
Production stripping costs, net	8	5,896,500	4,493,200	467,300
Deferred income tax	14	10,423,000	956,000	956,000
Other non-current assets		22,800	22,700	455,300

Total assets		$131,205,300	$83,206,100	$80,037,600

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$3,724,500	$2,352,400	$1,802,200
Derivative liabilities	9	1,459,000	969,100	547,600
Asset retirement obligations	10	1,181,100	647,900	938,900
Notes payable	11	19,908,600	2,834,100	1,321,200
Gold bonds, net of discount	13	3,286,400	3,078,100	2,872,000
Finance leases	12	746,000	247,700	1,623,600
Income taxes payable	14	372,300	-	-
Other current liabilities		686,600	569,500	574,000
Total current liabilities		31,364,500	10,698,800	9,679,500

Non-current liabilities
Notes payable	11	1,570,500	2,406,600	837,200
Derivative liabilities	9	1,386,100	1,562,500	-
Gold bonds, net of discount	13	3,494,800	6,781,000	9,857,400
Finance leases	12	1,731,300	649,200	1,355,600
Asset retirement obligations	10	4,866,500	3,971,400	4,090,200
Total liabilities		44,413,700	26,069,500	25,819,900

Shareholders' equity
Share capital (no par value) unlimited shares authorized;
issued and outstanding: 117,374,643 at December 31, 2011,
and 99,002,468 at December 31, 2010, and
83,291,133 at January 1, 2010	16	104,287,100	90,977,700	83,583,000
Contributed surplus		4,990,500	4,361,200	2,809,900
Deficit		(23,028,200)	(38,112,600)	(32,220,700)
Accumulated other comprehensive gain		542,200	(89,700)	45,500
Total shareholders' equity		86,791,600	57,136,600	54,217,700

Total liabilities and shareholders' equity		$131,205,300	$83,206,100	$80,037,600

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman

The accompanying notes are an integral part of these consolidated financial statements.

4

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Reported in US Dollars

For the Years Ended December 31

	Notes	2011	2010	2009
REVENUE
Gold and by-product sales		$51,755,400	$30,606,900	$8,689,200

EXPENSES (RECOVERIES)
Cost of sales, excluding depreciation	19	30,089,800	21,450,200	7,710,700
Depreciation, cost of sales	19	7,548,700	5,395,800	1,235,100
General and administrative		4,457,900	3,622,700	3,402,900
Exploration	2	634,900	1,108,700	1,464,700
Depreciation - G&A only		113,200	119,500	155,600
Provision for site restoration		(136,500)	(410,500)	137,300
Subtotal operating expense		42,708,000	31,286,400	14,106,300

Operating profit (loss)		9,047,400	(679,500)	(5,417,100)

OTHER INCOME (EXPENSE)
Interest income		29,000	31,900	59,300
Interest expense		(2,290,200)	(3,049,400)	(883,600)
Realized loss on derivatives	9	(1,545,100)	(456,100)	-
Unrealized (loss) gain on derivatives	9	(313,500)	(1,984,000)	119,600
Gain (loss) on asset disposals		589,500	(103,100)	196,300
Gain (loss) on sale of investments available-for-sale		205,800	(213,200)	(26,800)
Other income		266,800	561,500	172,500
Subtotal other income (expense)		(3,057,700)	(5,212,400)	(362,700)
Income (loss) before income tax		5,989,700	(5,891,900)	(5,779,800)

Income tax benefit, net of expense	14	9,094,700	-	-

Net income (loss)		$15,084,400	$(5,891,900)	$(5,779,800)

COMPREHENSIVE INCOME (LOSS)
Unrealized income (loss) on translating the financials of foreign operations		649,400	(89,700)	(7,000)
Unrealized (loss) gain on investments available-for-sale		(17,500)	(264,400)	53,900
Reclassification adjustment for gains included in net income (loss)		-	218,900	199,500
Other comprehensive income (loss)		631,900	(135,200)	246,400

Comprehensive income (loss)		$15,716,300	$(6,027,100)	$(5,533,400)

EARNINGS (LOSS) PER SHARE
Basic	21	$0.14	$(0.07)	$(0.07)
Diluted	21	$0.14	$(0.07)	$(0.07)

Basic weighted-average shares outstanding		106,033,977	84,967,450	83,291,133
Effect of dilutive securities:
Stock options, convertible debentures, and warrants		885,959	-	-

Diluted weighted-average shares outstanding		106,919,936	84,967,450	83,291,133

The accompanying notes are an integral part of these consolidated financial statements.

5

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Reported in US Dollars

For the Years Ended December 31

					Accumulated
	Share Capital				Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balances, December 31, 2008, restated	83,291,100	$83,583,000	$(26,440,900)	$2,333,400	$(207,900)	$59,267,600
Share-based compensation	-	-	-	381,900	-	381,900
Options converted into cash	-	-	-	(7,300)	-	(7,300)
Unrealized gain on available for sale securities	-	-	-	-	53,900	53,900
Reclassification adjustment for gains included in net (loss) income	-	-	-	-	199,500	199,500
Equity portion of debentures	-	-	-	101,900	-	101,900
Net loss	-	-	(5,779,800)	-	-	(5,779,800)

Balances, December 31, 2009	83,291,100	$83,583,000	$(32,220,700)	$2,809,900	$45,500	$54,217,700

Share-based compensation	-	-	-	518,200	-	518,200
Exercise of stock options	247,700	161,600	-	(59,800)	-	101,800
Equity issued as financing, net	15,352,500	7,184,600	-	1,108,300	-	8,292,900
Unrealized loss on available for sale securities	-	-	-	-	(264,400)	(264,400)
Reclassification adjustment for gains included in net (loss) income	-	-	-	-	218,900	218,900
Debentures converted into shares	111,100	48,500	-	(15,400)	-	33,100
Foreign exchange loss	-	-	-	-	(89,700)	(89,700)
Net loss	-	-	(5,891,900)	-	-	(5,891,900)

Balances, December 31, 2010	99,002,400	$90,977,700	$(38,112,600)	$4,361,200	$(89,700)	$57,136,600

Share-based compensation	-	-	-	754,300	-	754,300
Exercise of stock options	134,800	74,900	-	-	-	74,900
Options converted into cash	-	38,400	-	(38,400)	-	-
Unrealized loss on available for sale securities	-	-	-	-	(17,500)	(17,500)
Debentures converted into shares (Note 16)	2,000,000	1,025,000	-	(86,600)	-	938,400
Shares issued for Pinson purchase (Note 16)	15,000,000	11,333,500	-	-	-	11,333,500
Shares issued for debt financing (Note 16)	1,049,100	714,700	-	-	-	714,700
Shares issued for warrants exercised	188,300	122,900	-	-	-	122,900
Foreign exchange gain	-	-	-	-	649,400	649,400
Net income	-	-	15,084,400	-	-	15,084,400

Balances, December 31, 2011	117,374,600	$104,287,100	$(23,028,200)	$4,990,500	$542,200	$86,791,600

The accompanying notes are an integral part of these consolidated financial statements.

6

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Reported in US Dollars

For the Years Ended December 31

	Notes	2011	2010	2009
Cash flows from operating activities:
Net income (loss)		$15,084,400	$(5,891,900)	$(5,779,800)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:
Depreciation - G&A		113,200	119,500	155,600
Depreciation - cost of sales	19	7,548,700	5,395,800	1,235,100
Amortization of gold bond discount	13	547,000	754,700	-
Unrealized loss (gain) on derivatives	9	313,500	1,984,000	(119,600)
(Gain) loss on sales of investments available-for-sale		(205,800)	213,200	26,800
(Gain) loss on asset disposals and exchanges		(581,300)	34,100	(145,300)
Income tax benefit/recovery		(9,467,000)	-	-
Share-based compensation expense	20	754,300	518,200	381,900
Provision for asset retirement obligation	10	(136,500)	(410,500)	137,300
Accretion of asset retirement obligation	10	433,200	487,500	450,000
Changes in operating assets and liabilities:
Increase in inventories		(2,644,500)	(4,045,500)	(4,761,400)
Increase in prepaid and other assets		(1,607,500)	(3,611,200)	(707,900)
Increase in accounts payable and accrued liabilities		1,786,000	218,600	76,100
Decrease in asset retirement obligations	10	(472,900)	(507,300)	(527,300)
Total adjustments		(3,619,600)	1,151,100	(3,798,700)

Net cash and cash equivalents provided by (used in) operating activities		11,464,800	(4,740,800)	(9,578,500)

Cash flows from investing activities:
Purchases and development of property and equipment		(9,929,500)	(1,558,300)	(10,462,300)
Preproduction gold sales		-	-	1,829,200
Increase in restricted cash	7	(686,700)	(988,400)	(54,700)
Proceeds from sale of investments available-for-sale		465,600	258,900	720,000
Proceeds from sale of property and equipment		471,500	287,600	70,500
Pinson purchase price	22	(15,000,000)	-	-
Capitalized loan interest		(700,100)	-	-

Net cash and cash equivalents used in investing activities		(25,379,200)	(2,000,200)	(7,897,300)

Cash flows from financing activities:
Options exercised		74,900	101,800	(7,400)
Warrants exercised		122,900	-	-
Issuance of equity, net of transaction costs		-	8,292,900	-
Issuance of gold bonds, net of transaction costs		-	-	13,517,000
Issuance of notes payable		-	-	1,423,100
Repayments of notes payable		(1,946,000)	(194,600)	-
Loan funding net of lender's fee	11	20,098,900	-	-
Repayments of gold bonds	13	(3,625,000)	(3,625,000)	-
Repayments of capital lease obligations	12	(418,400)	(1,314,000)	(1,112,700)

Net cash and cash equivalents provided by financing activities		14,307,300	3,261,100	13,820,000

Effect of exchange rate changes on cash and cash equivalents		(23,000)	12,800	8,800
Net increase (decrease) in cash and cash equivalents		369,900	(3,467,100)	(3,647,000)
Cash and cash equivalents, beginning of period		9,593,200	13,060,300	16,707,300

Cash and cash equivalents, end of period		$9,963,100	$9,593,200	$13,060,300

The accompanying notes are an integral part of these consolidated financial statements.

7

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

Reported in US Dollars

For the Years Ended December 31

		2011	2010	2009
Supplemental disclosures of cash flow information:

1.	Interest paid	$2,010,200	$2,650,500	$345,600

Supplemental disclosures on noncash investing activity:

1.	Capitalized leases for Briggs mining equipment	$2,036,200	$2,248,200	$3,955,000
	Capitalized lease for Kendall equipment	$-	$-	$116,100

2.	Komatsu capitalized leases refinanced (reduction of capitalized leases)	$-	$(2,935,700)	$-

3.	Komatsu capitalized leases refinanced as notes payable	$-	$3,162,100	$-

4.	Marketable securities received for option payments and property	$615,700	$265,900	$389,600

5.	Initial embedded derivative fair value for gold bonds	$-	$-	$667,200

6.	Gold bond transactions costs	$-	$-	$255,000

7.	Depreciation processed through inventory	$8,407,100	$6,701,200	$2,565,500

8.	Noncash portion of Pinson purchase price	$(11,333,500)	$-	$-

9.	Amortized Sprott debt transaction cost recorded in capitalized interest	$(383,400)	$-	$-

Supplemental disclosures on noncash financing activities:

1.	Issued shares for exercise of options	$30,700	$14,700	$-

2.	Issued 111,111 shares converted from debentures	$-	$33,100	$-

3.	Issued 15,000,000 shares for purchase of Pinson	$11,333,500	$-	$-

4.	Issued 2,000,000 shares converted from debentures	$938,400	$-	$-

5.	Issued 1,049,119 shares for Sprott credit agreement	$714,700	$-	$-

6.	Amortized Sprott debt transaction cost recorded in capitalized interest	$383,400	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

8

ATNA RESOURCES LTD.

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations and liquidity:

Atna Resources Ltd. is incorporated in British Columbia and the corporate office is located in Golden, Colorado. References to “Atna Resources”, “Atna”, and the “Company”, all mean Atna Resources Ltd. and all of the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires. Atna was organized in 1984 to explore for, acquire, develop and mine base and precious metals.

The Company is involved in all phases of the mining business including exploration, preparation of feasibility studies, development, permitting, construction, operation and final closure of mining properties. Atna’s ongoing efforts are focused primarily on precious metals in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint ventures with other companies.

The Company’s primary business objectives for 2012 (“2012”) are to 1) ensure that the Briggs Mine (“Briggs”) continues to meet its production and cost targets so that Briggs provides the operating cash flows to invest in the Company’s other three core gold properties: Pinson, Reward and Columbia and 2) complete the development and commence commercial production of the underground mine at Pinson. Briggs is located in southeastern California and commenced gold production in May 2009 (“2009”). Briggs produced and sold approximately 32,400 ounces of gold during 2011 (“2011”), at an average gold price of $1,588 per ounce. Pinson is located near Winnemucca, in Humboldt County, Nevada.

Atna expects that cash requirements over the next 12 months, including those for investments in mine development and servicing existing debt, can be met through a combination of existing cash, selling short-term investments and cash flow from the Briggs and Pinson operations. Supplemental financing, if required, may be generated from asset sales, new or extended lines of credit, or an equity issuance. As of December 31, 2011, the Company had net current liabilities less cash of $21.4 million, inclusive of $19.0 million that became a non-current liability subsequent to yearend but that IFRS requires to still be reported as ‘current’ as of the date of the financial statements. In consideration of subsequent events and for purposes of this discussion of liquidity, current liabilities less cash may be better regarded to be $2.4 million as of yearend 2011. As of December 31, 2011, the Company had a recoverable gold inventory of approximately 15,500 ounces which had a gross market value of approximately $24.4 million based on the year-end gold price of $1,575 per ounce. Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity financings. In December 2010, the Company closed a $9.2 million equity offering. In September 2011, the Company acquired the remaining 70 percent of Pinson for $15 million in cash, 15 million shares of common stock and other consideration. In the third quarter of 2011, the Company arranged a C$20 million line of credit to finance the Pinson acquisition. In February of 2012, the term of this C$20 million credit line was extended into 2013. Based on the Company’s current stock price, the Company expects that the exercise of stock options (“options”) and stock warrants (“warrants”) may be a potential additional source of funds in 2012 (See Notes 17 and 20).

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities, principally relating to completion of a final closure Environmental Impact Study, top soil placement and water management.

9

2.	Accounting policies:

Change in reporting currency

Effective July 1, 2009, the Company changed its reporting currency from the CAD to the USD. See Note 3 for additional information. The financial statements have been prepared in USD, except for certain note disclosures that are reported in CAD.

Adoption of IFRS

These consolidated financial statements have been prepared in accordance with “International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board effective as of 31 December 2011 as well as any standards early adopted”. See Notes 3 and 23 for additional information regarding the adoption of and transition to IFRS. The policies applied in these financial statements are based on IFRSs in effect as at March 23, 2012, the date the Board of Directors approved these consolidated financial statements for issue.

Consolidation principles

The Company’s consolidated financial statements include the accounts of Atna and its consolidated subsidiaries. Atna’s wholly-owned subsidiaries are: Canyon Resources Corporation (“Canyon”); Atna Resources, Inc.; CR Briggs Corporation; CR Reward Corporation; CR Kendall Corporation; Canyon Resources (Jersey) Inc. and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the consolidated financial statements. The Company consolidates subsidiaries where it has control. Control is achieved when the Company has the ability to exercise significant control over the decisions of the entity through voting rights or other agreements.

Joint Ventures: A joint venture is a business agreement in which parties agree to develop, for a finite time, a new entity and new assets by contributing equity. The joint venture partners exercise joint control, based on the terms of the agreement, over the entity (“JCE”) or other property to the joint venture or the assets (“JCA”) of the entity. A JCE is a joint venture that establishes a jointly controlled entity that shares the entity’s net operating results. JCEs are accounted for using the equity method of accounting. A JCA is a joint venture where the partners jointly control the assets contributed, share proportionately in production and no entity has been established. JCAs are accounted for using proportionate consolidation of the balance sheet, operations and cash flows.

Segment Reporting

The Company currently operates as one business segment. Management currently makes strategic decisions based on the consolidated results of the Company. The Company has one operating mine which provides the bulk of the operating cash flows for sustaining the Company’s other operations. It is anticipated that when the Company has multiple operating mines that each mining operation will form a separate reporting segment.

10

Management estimates and assumptions

Certain amounts included in or affecting the Company’s consolidated financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions that cannot be made with certainty at the time the consolidated financial statements are prepared. Therefore, the reported amounts of the Company’s consolidated assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; determination of deferred stripping costs related to development and production operations; completion of technical and feasibility studies; the recoverability and timing of gold production from the heap leach process affecting gold inventories, payments by third parties on the value of ores sold or processed, gold sale payments, and cash flow estimates; environmental, reclamation and closure obligations; asset impairments, or the lack thereof; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; future profitability affecting deferred tax assets and liabilities and the related valuation allowances; contingencies and litigation.

Prior period reclassifications

Certain prior period items have been reclassified in the consolidated financial statements to conform with the current year presentation. The significant items reclassified were splitting derivative liabilities between long and short term on the Consolidated Balance Sheets and showing depreciation included in cost of sales as a separate item on the Consolidated Statements of Operation and Comprehensive Income (Loss) and the Consolidated Statements of Cash Flows.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. At December 31, 2011 the Company had cash and cash equivalents of $9,963,100. Included in the cash and cash equivalents balance was $4,422,900 exclusively available for use at Pinson per the terms of the Sprott note (Note 11).

Restricted cash is cash that is not available for general corporate use. Generally, cash is restricted as a result of being held as security.

Inventories

Inventory classifications include stockpiled gold ore, gold-in-process, and gold in doré (finished goods). The Company’s inventories are recorded at the lower of weighted average cost or net realizable value. The weighted average cost of all gold inventories include direct production costs, applicable overhead and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs for the corporate office are not included in any inventories. Adjustments to net realizable value are reported in current period costs. Write-downs of inventory on hand are reversed in the event that there is a subsequent increase in net realizable value.

Stockpiled ore represents gold ore that has been extracted from the mine and is waiting for processing. Gold-in-process inventory represents material that is currently being treated on the leach pad and in the gold processing plant to extract the contained gold and to transform it into a saleable product. Finished goods inventory is composed of saleable gold in the form of doré bars that have been poured and shipped but where title has not passed to the buyer.

Materials and supplies inventories consist mostly of equipment parts, fuel, lubricants, and reagents consumed in mining and ore processing activities.

11

Exploration expenditures

The following schedule provides details of the Company’s exploration expenditures for the periods ended December 31:

	Twelve months ended
	2011	2010
Exploration expenditures:
Briggs	$1,505,500	$119,900
Pinson	214,300	490,400
Reward	1,679,300	580,600
Columbia	144,400	190,000
Clover	-	83,800
Other	40,800	98,100

Total exploration expenditures	3,584,300	1,562,800

Less: Capitalized Briggs and Reward drilling and related expenditures	2,949,400	454,100

Exploration expense on statement of operations	$634,900	$1,108,700

Expensed exploration expenditures relate to the costs of locating, defining and evaluating projects that may develop into mineral resources. Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralized material.

Exploration expenditures are expensed unless management determines that the expenditures have a reasonable probability of producing future economic benefits. Acquisition, drilling and assessment costs to further develop mineral resources and reserves that have been determined to have future economic benefits are classified as development costs and capitalized. Work required to develop ore reserves may include: infill drilling and sampling; detailed geological and geostatistical modeling; and feasibility studies. Capitalized exploration expenditures are classified as investing activities in the statement of cash flows.

Capitalized development costs

Costs incurred to prepare a property for production that are probable of having future economic benefits are capitalized as development.

Certain development assets are amortized over the tons of ore mined relative to the tons of ore reserves. Other assets are amortized over the ounces of gold produced relative to the recoverable ounces of gold reserves. Recoverable gold ounces are calculated by multiplying the estimated recovery rate by the contained ounces of gold. Costs incurred to construct tangible assets are capitalized within property, plant and equipment. Depreciation does not commence until commercial production is achieved by the related mining asset.

Deferred Stripping Costs: The costs of removing barren waste rock during the pre-production phase of mine development are considered development costs. Pre-production stripping costs are capitalized in property, plant, mine development and mineral interest and amortized using the units-of-production (“UOP”) amortization method. Related cash flows are included in investing activities.

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The costs of removing barren waste rock during the production phase of mining are included in the costs of inventory produced in the period in which they are incurred, except when the costs represent a significant future benefit (“betterment”) to the mining operation. Betterments occur when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the upfront investment in the waste stripping activity. These costs are capitalized as “production stripping” costs. Production stripping costs are amortized using the UOP amortization method, based on the estimated ore tons contained in the newly benefited area. This amortization of production stripping costs is assigned to inventory and flows through cost of sales as a cash operating cost as the inventory is relieved. Cash flows related to production stripping are included in operating activities. The Company adopted IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine on the Company’s opening IFRS balance sheet date of January 2, 2010. (See Note 23.)

Impairment evaluations

Producing mines, property costs, capitalized exploration, intangible assets and any other significant non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit, “CGU”) for measuring recoverable amounts. The recoverable amount is the higher of an asset’s fair value less selling costs and value-in-use. The value-in-use is the present value of the expected future cash flows of the CGU. Impairment is recognized in the statement of operations for the amount that the asset’s carrying amount exceeds its recoverable amount. Impairments are reversed if the conditions that gave rise to the impairment are no longer present and the assets are no longer impaired as a result. The Company determined that there was no impairment of the assets at December 31, 2011 or 2010.

Non-current liabilities

Long-term debt instruments are recorded at amortized cost, net of debt issuance costs incurred and net of amortization of these issuance costs. Debt issuance costs are deferred and amortized using the effective interest rate method.

Revenue recognition

The Company produces gold in doré form and ships the doré to a refinery for further processing. For a financing fee, the Company can sell the precious metals immediately after acceptance by the refinery. Revenues are recognized when title and risk of ownership passes to the buyer which is determined by the gold sales contract, the price is fixed or determinable and collection is reasonably assured.

Financial instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are classified as held-for-trading and are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

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The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of December 31:

			2011		2010
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$9,963,100	$9,963,100	$9,593,200	$9,593,200
Restricted cash	Loans and receivable	1	5,743,800	5,743,800	5,064,500	5,064,500
Investments	Available-for-sale	1	323,900	323,900	-	-
Total financial assets			$16,030,800	$16,030,800	$14,657,700	$14,657,700

Financial liabilities:
Accounts payable and
accrued liabilities	At amortized cost	N/A	$4,411,100	$4,411,100	$2,921,900	$2,921,900
Derivative liabilities	Held-for-trading	2	2,845,100	2,845,100	2,531,600	2,531,600
Notes payable	At amortized cost	2	21,479,100	21,479,100	5,240,700	5,240,700
Gold bonds, net of discount	At amortized cost	2	6,781,200	6,781,200	9,859,100	9,859,100
Finance leases	At amortized cost	N/A	2,477,300	2,477,300	896,900	896,900
Total financial liabilities			$37,993,800	$37,993,800	$21,450,200	$21,450,200

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31:

	2011			2010
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	-	-	6,047,600	-	-	4,619,300

The Company uses the expected present value technique to estimate the fair value of asset retirement obligations (“ARO”) using the amounts and timing of expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and other assumptions. Accordingly, the ARO fair value is based on unobservable pricing inputs and therefore, is included within the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates. See Note 10 for additional information and the ARO roll-forward.

Asset retirement obligations

AROs are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation cash outflows. The discount rate is updated annually at the reporting date to an estimated current market-based rate considering the risks specific to the liability. The estimated future costs are based primarily upon existing environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the liability.

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Risk management

The Company is normally exposed to a number of market risks. The Company has a risk management program that involves senior management and when appropriate, the Board of Directors of the Company (the “Board”). Management applies policies approved by the Board to identify and manage market risks affecting the Company. As a result, the Company may use various financial instruments to manage these risks.

Gold price risk: The Company’s primary product is gold. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value. For 2011, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $5.1 million, respectively.

Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company may enter into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed. See notes 9 and 13 for more information on gold derivative contracts.

If the price of gold increases or decreases by 10 percent, our gold bond derivative liabilities existing as of December 31, 2011, will increase or decrease by $0.9 million, respectively. An increase in gold price increases the liability and an unrealized loss would be recognized; whereas a decrease in gold price decreases the liability and an unrealized gain would be recognized.

Foreign exchange risk: A credit facility of C$20 million is denominated in Canadian dollars. Changes in the CAD/USD exchange rate will proportionately affect the reported value of this liability. Otherwise the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and not significantly impacted by foreign exchange risks. If the CAD to USD exchange rate increase or decrease by 10 percent, the reported value of the C$20 million credit facility will increase or decrease by $1.7 million or $2.1 million, respectively.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

Concentration of credit risk: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

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The Company’s sales of gold expose the Company to the credit risk of nonpayment by the buyer. The Company sells all of its gold to one or two customers, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial credit risks.

The Company maintains cash accounts and collateral for surety bonds with several financial institutions. The balances in U.S. institutions in interest bearing accounts may exceed the $250,000 limit insured by the Federal Deposit Insurance Corporation and balances in Canadian institutions may exceed the C$100,000 limit insured by the Canada Deposit Insurance Corporation.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. The Company believes that its liquidity requirements, including investments in mine development and servicing existing debt, can be funded through a combination of existing cash, cash flow from the Briggs operation, asset sales, new or extended lines of credit, or an equity issuance.

Regulatory risk: Changes in the regulatory environment in the US may affect the recoverability of mineral reserves, the costs of operating, the costs of reclamation, and other factors having a material impact upon the business. The Company works diligently and in good faith to meet or exceed all applicable permitting requirements, reclamation obligations, and other regulations, but is subject to the authoritative changes.

Share based compensation

Under the Company’s Stock Option Plan (see Note 20), common share options may be granted to executives, employees, consultants and directors. Share-based compensation is recorded as a general and administrative expense with a corresponding increase recorded in the contributed surplus equity account.

The expense is based on the fair value of the options at the time of grant and is recognized over the estimated vesting periods of the respective options. Consideration paid to the Company upon exercise of options is credited to share capital. Expense adjustments for terminations during the vesting period are recorded using an estimated forfeiture rate based on historical data and adjusted to actual quarterly.

Income Taxes

Income taxes comprise the provision for or recovery of taxes actually paid and payable in the future. Future income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of rate change. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. In estimating future income tax assets, an unrecognized deferred tax asset is provided to reduce the future tax assets to amounts that are more likely than not to be realized.

Foreign currency translation

The Company operates primarily in the US. The functional currency of the Company’s US subsidiaries is USD and the functional currency of Atna Resources Ltd. is CAD. As such, foreign currency translation for financial reporting purposes is only required for Atna Resources Ltd. The carrying value of assets and liabilities are translated to US dollars at the rate of exchange prevailing at the balance sheet date. Equity is translated at historic rates. Revenue and expense items are translated at the average rate of exchange during the period. All resulting translation gains or losses are included as a separate component of other comprehensive income.

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Recently issued Financial Accounting Standards that may impact the Company

IFRS 9 – Financial Instruments – On November 12, 2009, the International Financial Standards Board (“IASB”) issued IFRS 9 Financial Instruments as the first step in its project to replace International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 9.

IFRS 10 – Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which supersedes SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It requires a parent entity to present consolidated financial statements, define the principle of control to identify whether it must consolidate an investee, and set out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 10.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement. IFRS 11 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 11.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 12.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 13.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine – In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. The Company adopted IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine on the Company’s opening IFRS balance sheet date of January 1, 2010.

3.	Changes in accounting policies:

Adoption of IFRS

The Canadian Accounting Standards Board confirmed in February 2008 (“2008”) that IFRS will replace Canadian GAAP for public enterprises for financial periods beginning on and after January 1, 2011. These financial statements are the Company’s first annual consolidated financial statements prepared under IFRS and have been prepared in accordance with IFRS 1, “First Time Adoption of International Financial Reporting Standards”.

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The Company’s opening IFRS balance sheet is as of January 1, 2010 (the “Transition Date”). Financial results for 2009 and 2010 have been restated in accordance with IFRS. The conversion to IFRS has resulted in differences in recognition, measurement, and disclosure of balances and transactions in the financial statements. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in Note 23.

Change in reporting currency

Effective July 1, 2009, the Company changed its presentation currency from CAD to USD. The Company believes that USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary operations are located in the United States. All resulting exchange differences arising from the initial translation differences were included as a separate component of other comprehensive income. All comparative financial information was restated to reflect the Company’s results as if they had been historically presented in USD. The subsequent adoption of IFRS did not affect the financial statements presentation.

4.	Investments available-for-sale:

Investments available-for-sale are recorded at fair value at each reporting period. Changes in fair value are recorded in equity as other comprehensive income or loss, and purchases and sales are reported as investing activities in cash flows. As of December 31, 2011 and 2010, the fair values of the investments were $0.3 million and nil, respectively. The change in fair value for the years ended December 31, 2011 and 2010 was a loss of nil and $0.3 million, respectively.

5.	Gold inventories:

Gold inventories are carried at the lower of weighted average cost or net realizable value less estimated costs of completion. Gold inventories consisted of the following categories as of December 31:

	2011	2010
Ore stockpile	$330,200	$428,900
Leach pad	11,784,000	9,239,300
Process plant and refinery	2,621,300	1,560,400

Total gold inventories	$14,735,500	$11,228,600

Lower of cost or market adjustments	$-	$-

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6.	Property, plant, mine development, and mineral interests, net as of December 31:

		2011
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$31,173,100	$11,847,100	$19,326,000
Mine development	UOP	7,812,000	2,253,400	5,558,600
Deferred stripping	UOP	3,947,400	1,873,000	2,074,400
Mineral interest	UOP	56,304,200	2,719,800	53,584,400
Asset retirement cost	UOP	2,167,600	229,800	1,937,800

		$101,404,300	$18,923,100	$82,481,200

		2010
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$22,882,400	$6,488,900	$16,393,500
Mine development	UOP	4,623,100	1,164,100	3,459,000
Deferred stripping	UOP	3,947,400	1,089,000	2,858,400
Mineral interest	UOP	28,676,200	1,581,400	27,094,800
Asset retirement cost	UOP	543,600	113,200	430,400

		$60,672,700	$10,436,600	$50,236,100

The increase in net book value of buildings and equipment from $16.4 million as of December 31, 2010 to $19.3 million as of December 31, 2011 was due primarily to additions at Briggs. Depreciation of Briggs long-term assets commenced at the beginning of the third quarter of 2009 when the mine entered commercial production. The increase in net book value of mineral interest to $53.6 million as of December 31, 2011 from $27.1 million as of December 31, 2010 was due primarily to the acquired 70 percent interest in Pinson; described in Note 22.

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A roll-forward of property, plant, mine development, and mineral interests, net, for the twelve months ended December 31, 2011 follows.

	Briggs (a)	Reward (b)	Columbia (c)
Beginning balance, January 1, 2011	$26,801,300	$9,126,900	$9,031,400

Acquisition/development capitalized	9,965,700	1,524,800	-
Depreciation and amortization	(8,407,100)	(19,900)	-
Dispositions	(116,600)	-	-
ARO adjustments and effect of foreign rate change	113,000	14,700	-
Net change in the period	1,555,000	1,519,600	-

Ending balance, December 31, 2011	$28,356,300	$10,646,500	$9,031,400

	Pinson (d)	Other (e)	Total
Beginning balance, January 1, 2011	$418,900	$4,857,600	$50,236,100

Acquisition/development capitalized	29,599,300	-	41,089,800
Depreciation and amortization	(68,800)	(41,600)	(8,537,400)
Dispositions	(75,000)	(221,500)	(413,100)
ARO adjustments and effect of foreign rate change	-	(21,900)	105,800
Net change in the period	29,455,500	(285,000)	32,245,100

Ending balance, December 31, 2011	$29,874,400	$4,572,600	$82,481,200

(a)	Briggs Mine, California:

Briggs is located on the west side of the Panamint Range near Death Valley, California. CR Briggs Corporation is a wholly-owned subsidiary of Canyon Resources Corporation, which is wholly-owned by Atna. Briggs restarted mining operations in early 2009 and commercial production commenced in July 2009. Other property in the area includes four satellite properties located approximately four miles north of Briggs. These satellite properties are known as the Cecil R, Jackson, Mineral Hill and Suitcase.

(b)	Reward Project, Nevada:

Reward is located in Nye County about 5.5 miles south-southeast of Beatty, Nevada. Reward has received all major permits required to initiate development activities. Phase 1 development work is substantially complete at Reward. Most of the property is subject to a three percent net smelter return (“NSR”) royalty. A NSR is a defined percentage of the gross revenues from a mining operator, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

(c)	Columbia Property, Montana:

Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Columbia is held for future development. The patented claims are subject to NSR royalties that range from zero percent to six percent.

(d)	Pinson Property, Nevada:

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the prolific Getchell Gold Belt where it intersects the north end of the Battle Mountain-Eureka trend.

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In September 2011, the Company acquired an additional 70 percent interest in Pinson, increasing its ownership interest to 100 percent. Pinson has a “small-mine” operating permit allowing underground mining of 36,500 tons of ore per year. The Company began redevelopment of the mine based on this permit in the fourth quarter of 2011. The decision to commence work is not based on the results of a technical report, but is based on an analysis of the critical path required to attain commercial production in the fourth quarter 2012. Updated NI 43-101 compliant mineral reserve estimates are expected to be released in the first half of 2012. Once these studies are completed, applications for additional permits to operate at increased rates will be prepared and filed with the State of Nevada. No Federal filing is required since the potential underground mining zones are located on private lands. New permits allowing increased levels of underground production are expected early in 2013.

(e)	Other Properties:

Clover Property, Nevada: The Clover gold exploration property (“Clover”) is situated approximately 42 miles northeast of Winnemucca in Elko County, north-central Nevada. Clover has a capitalized basis of $0.1 million. Under an agreement dated March 11, 2003, the Company acquired a 100 percent interest in 22 claims on Clover, subject to a three percent NSR royalty. The Company optioned the property to Yamana Gold in November 2006. Yamana Gold has been exploring the project since that time. In February 2012, Yamana advised Atna of its intent to terminate its earn-in agreement on Clover.

Mineral Rights, Montana: The Company owns a package of approximately 900,000 acres of widely distributed fee mineral rights in the western part of the state of Montana. The capitalized basis of these properties was $2.3 million at the end of 2011 and 2010.

Adelaide and Tuscarora Properties, Nevada: Adelaide is located about 30 miles south of Winnemucca, Nevada and Tuscarora is located about 48 miles south of Elko, Nevada. These properties have a capitalized basis of $0. In February 2008, the Company entered into an option agreement with Golden Predator Corp. (“GPD”) whereby GPD assumed the obligation of Atna regarding the option with Newmont Mining Corporation on the Adelaide and Tuscarora gold prospects in Nevada. Atna received 0.2 million shares of GPD as its 2011 option payment for the properties. At the end of 2011, GPD informed Atna that they had completed the $3.0 million expenditure required under the option agreement. With this notice, control of these properties was transferred to GPD. Atna retains an NSR royalty of up to 1.5 percent but not less than 0.5 percent. When a positive production decision has been made, Atna may receive an additional production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

CR Kendall Lands, Montana: The Company owns approximately 800 acres of fee simple lands located at Kendall near Lewistown, Montana. The Company sold approximately 180 acres in May 2011 accounting for $0.2 million of the dispositions. The capitalized basis of the property was $0.8 million as of December 31, 2011 and $1.0 million at December 31, 2010.

Uranium Joint Venture, Wyoming: The capitalized basis of this property is $1.0 million. In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located southeast of Douglas, Wyoming. In June 2009, the Company entered into a Supplemental Agreement (the “Supplemental Agreement”) under which Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. If Uranium One does not earn up to a 51 percent interest in the Sand Creek JV, then the Company will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective and the parties’ operating interests will be set in proportion to the amount of their respective expenditures.

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7.	Restricted cash and marketable securities held in surety:

Restricted cash and marketable securities to bond and provide surety deposits meeting regulatory obligations consist of the following:

	December 31,	December 31,
	2011	2010
Kendall reclamation property (a)	$2,345,500	$2,339,000
Briggs mine (b)	1,914,300	1,911,800
Columbia property (c)	65,300	64,600
Reward project (d)	769,900	738,600
Pinson (e)	644,200	-
Other properties	4,600	10,500

Total restricted cash - Non-current	$5,743,800	$5,064,500

Mark to market adjustment included above	$(7,400)	$-

(a) Held directly by the Montana Department of Environmental Quality (“DEQ”).

(b) Held in bank accounts benefiting the surety and cash on deposit with Inyo County, California.

(c) Held directly by the Montana DEQ for reclamation of exploration activities.

(d) Held in a bank account benefiting the surety.

(e) Held principally by the State of Nevada.

8.	Production stripping costs:

The following schedule provides a roll-forward of the carrying values for production stripping costs for the twelve months ended:

	December 31	December 31
	2011	2010
Balance, beginning of the period	$4,493,200	$467,300
Production stripping costs capitalized	4,033,900	4,481,300
Amortization	(2,630,600)	(455,400)

Balance, end of the period	$5,896,500	$4,493,200

Production stripping costs are amortized using the units-of production (“UOP”) amortization method based on the mine life of the applicable pit. The amortization periods are based on 16 months to mine life.

9.	Financial instruments:

Cash and cash equivalents, receivables and restricted cash: Carrying amounts approximate fair value based on the short-term maturity of those instruments. Cash equivalents are those instruments that have original maturities of 90 days or less.

Non-current liabilities: See “non-current liabilities” in Note 2.

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Derivatives: As of December 31, 2011, the Company has the following gold derivative liability outstanding. These are embedded in the Gold Bonds (as defined in Note 13), and the fair value is reflective only of the derivative component of the Gold Bonds.

	US$	Ounces			US$
Derivative Contracts	Strike Price	2012	2013	Total	Fair Value
Gold bond forwards Embedded derivative (Note 13)	$1,113	3,257	3,257	6,514	$2,845,100

The Company had a $2.8 million and a $2.5 million derivative liability as of December 31, 2011 and December 31, 2010, respectively.

The December 31, 2011 fair values of the outstanding derivatives were determined using the following weighted average assumptions:

	US$	Gold Price
	Strike	End of		Discount
Hedging Contract	Price	Period		Rate
Gold bond forwards Embedded derivative (Note 13)	$1,113	$1,575	*	12%

* London PM Fix on December 31, 2011

The remaining gold forward sales embedded in the Gold Bonds expire quarterly from March 31, 2012 to December 31, 2013 at a rate of 814 ounces per quarter. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is not to hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At December 31, 2011, the outstanding hedge position covered less than 10 percent of the annual forward-looking gold production from the Briggs Mine.

The net change in the fair value of the embedded derivatives will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation. Historical losses on derivative positions follow:

	Twelve months ended
	December 31,	December 31,
	2011	2010
Realized (loss) on derivative	$(1,545,100)	$(456,100)
Unrealized (loss) on derivative	$(313,500)	$(1,984,000)

10.	Asset retirement obligations:

An ARO is estimated to be the discounted present value of the estimated future costs required to remediate environmental disturbances that exist. Included in this liability are the costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, leach pads, waste dumps, and post-closure environmental monitoring and water treatment. While the majority of these costs will be incurred near the end of the mines’ lives, certain ongoing reclamation costs will be incurred prior to mine closure. Reclamation expenditures are recorded against the ARO liability as incurred. The ARO estimate is updated at least annually. The liabilities determined at year-end 2011 were based on a discount rate of 9.0 percent and a cost inflation index of 3.4 percent. The schedule for payments to settle the ARO liabilities currently runs through 2027.

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Kendall has been closed and is the only property for which the only activity is remediation. The Kendall ARO of $1.9 million is based on the estimated costs for capping and seeding, construction and maintenance of a water treatment system and costs to maintain the property during the reclamation period.

The following provides an analysis of the carrying values for AROs for all properties as of December 31:

	2011	2010
Balance, beginning of the period	$4,619,300	$5,029,100
Settlements	(472,900)	(507,300)
Accretion expense	433,200	487,500
Change in estimate	(30,300)	(410,500)
New obligation - Pinson acquisition	1,517,800
Effect of exchange rate on activity	(19,500)	20,500
Balance, end of the period	6,047,600	4,619,300
Less: asset retirement obligations - current	1,181,100	647,900

Asset retirement obligations - non-current	$4,866,500	$3,971,400

Future estimated cash outflows required to settle AROs for all properties follow.

Anticipated spending per year (undiscounted):
2012	$1,287,400
2013	496,000
2014	590,100
2015	504,200
2016	1,422,200
Thereafter	4,078,000

Total	$8,377,900

Asset retirement obligations are initially capitalized as part of the cost of the related project and are summarized below.

Asset Retirement Obligations

Capitalized by Property (net of depreciation):

	December 31,	December 31,
	2011	2010
Briggs Mine	$405,300	$408,900
Reward Project	14,700	21,500
Pinson	1,517,800	-

Total	$1,937,800	$430,400

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Summary of Asset Retirement Obligations by Property:

	December 31,	December 31,
	2011	2010
Kendall	$1,900,000	$2,238,900
Briggs	2,198,000	1,918,900
Pinson	1,880,100	313,100
Jarbidge and Beowawe	-	68,700
Columbia	37,900	45,400
Reward	31,600	34,300

Total	$6,047,600	$4,619,300

11.	Notes payable:

The following provides a roll-forward of notes payable as of:

	December 31	December 31
	2011	2010
Balance, beginning of the period	$5,240,700	$2,158,400
Finance lease refinanced	-	3,162,100
Principal payments	(1,921,500)	(183,100)
Conversions to equity	(943,700)	(44,600)
Notes issued (includes Sprott Note)	19,414,100	-
Amortization of discount	383,300	-
Foreign exchange effect	(693,800)	147,900
Balance, end of the period	21,479,100	5,240,700
Less: notes payable - current	19,908,600	2,834,100

Notes payable - non-current	$1,570,500	$2,406,600

On September 23, 2010, the Company purchased equipment previously recorded under finance leases and refinanced the transaction with $3.2 million of notes payable at an average interest rate of 5.9 percent. The related note payable is amortized over 46 months beginning on December 15, 2010.

On September 18, 2010, the Company extended C$1.3 million of C$1.5 million outstanding secured debentures, repaid C$150,000 of the debentures, and converted C$50,000 of the debentures into equity. The debentures were secured by the assets of the Company and required interest payments at the rate of 12 percent per year. The debentures represented a current liability as of December 31, 2010 in the amount of C$1.2 million. The Company called the debentures on March 10, 2011, repaid C$0.3 million, and converted C$1.0 million into 2.0 million common shares at a conversion price of C$0.50 per common share.

Included in the beginning notes payable balances for 2010 and 2011 was $0.8 million of uncollateralized debentures that required quarterly interest payments at the rate of 6.0 percent per year. The holders had the right to convert principal to common shares of the Company, subject to adjustments, at any time at a conversion rate of $4.31 per common share. The $0.8 million balance was fully repaid on March 1, 2011.

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In August 2011, the Company issued a C$20 million note to Sprott Resource Lending Partnership (“Sprott”) to finance the acquisition and initial development of Pinson. A summary of the Sprott credit facility follows, inclusive of a roll-forward through December 31, 2011. Also see Note 22 for additional information on the Sprott credit facility.

		Transaction
	Sprott Note	Costs	Total
Issuance of note in August 2011	20,421,300	(1,037,100)	19,384,200
Amortization of loan origination fees	-	383,300	383,300
Foreign exchange effect	(755,600)	37,700	(717,900)
Current balance, December 31, 2011	19,665,700	(616,100)	19,049,600

Interest expense and capitalized interest on all notes payable for the periods ended December 31, 2011 and 2010 were:

	Twelve months ended
	2011	2010
Interest expense	$1,293,700	$269,200
Interest expense capitalized to mine development:
Cash interest payments to Sprott	$700,100	$-
Amortization of Sprott debt transaction cost	383,400	-
	$1,083,500	$-

On February 16, 2012, the Company reached an agreement with Sprott to extend its C$20 million credit facility. Under the terms of the extension, principal repayments are now due as follows: C$2.5 million due February 28, 2013, C$2.5 million due May 31, 2013, and the balance of C$15 million due August 31, 2013. As consideration for extending the credit facility Atna issued 618,556 common shares to Sprott.

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12.	Finance leases:

The following provides a roll-forward of capital leases as of:

	December 31	December 31
	2011	2010
Liability balance, beginning of the period	$896,900	$2,979,200
New leases	2,036,200	2,248,200
Payments applied to principal	(418,400)	(1,314,000)
Lease adjustment	(37,400)
Lease refinance (see notes payable, Note 11)	-	(2,935,700)
Transfer to notes payable	-	(80,800)
Balance, end of the period	2,477,300	896,900
Less: finance leases - current liability	746,000	247,700

Finance leases - non-current liability	$1,731,300	$649,200

Cost of leased assets	$3,160,000	$1,083,500
Accumulated depreciation on leased assets	$1,346,500	$978,900

Future minimum lease payments as of December 31, 2011 follow:

2012	$853,600
2013	777,500
2014	622,100
2015	447,800
2016	-
Later years	-
Total minimum finance lease payments	$2,701,000
Less: Imputed interest	223,700

Present value of net minimum lease payments	$2,477,300

Interest rates on leased assets ranged from five to ten percent. Interest and depreciation expense on capital lease obligations for the periods ended December 31, 2011 and 2010 were:

	Twelve months ended
	2011	2010
Interest expense	$93,700	$201,200
Depreciation expense	$367,600	$588,800

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13.	Gold bonds:

The following provides a roll-forward of the Gold Bonds and related discounts for the twelve months ended December 31, 2011.

		Discount
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Balance, beginning of the period	$10,875,000	$(643,900)	$(372,000)	$9,859,100
Issuances	-	-	-	-
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	346,800	200,300	547,100
Balance, end of the period	7,250,000	(297,100)	(171,700)	6,781,200
Less: gold bonds - current				3,286,400

Gold bonds - non-current				$3,494,800

The following provides a roll-forward of the Gold Bonds and related discounts for the twelve months ended December 31, 2010:

		Origination Discount
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Liability balance, beginning of the period	$14,500,000	$(1,122,100)	$(648,500)	$12,729,400
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	478,200	276,500	754,700
Balance, end of the period	10,875,000	(643,900)	(372,000)	9,859,100
Less: gold bonds - current liability				3,078,100

Gold bonds - non-current liability				$6,781,000

On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (“the Gold Bonds”). The Gold Bonds mature on December 31, 2013 and have an interest rate of 10 percent. The Gold Bonds will be redeemed in sixteen quarterly cash installments each equivalent to the market value of 814 ounces of gold based on a closing gold price ten-trading-days prior to the end of each quarter. The Gold Bond financing limits the Company’s hedge position to 50 percent of its future estimated consolidated gold production and requires the Company to provide a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions.

The Company recorded an initial discount on the Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and amortization was $0.5 million and $0.8 million for the twelve months ended December 31, 2011 and 2010, respectively.

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Total interest expense recognized for the Gold Bonds was $1.5 million and $2.1 million for the twelve months ended December 31, 2011 and 2010, none of which was capitalized. For purposes of financial reporting, the embedded derivative has been separated from the gold bonds. (See Note 9).

14.	Income taxes:

The Company recognizes future tax assets and liabilities for each tax jurisdiction based on the difference between the financial reporting and tax basis of assets and liabilities using the enacted tax rates expected to be in effect when the taxes are paid or recovered. The Company recognizes deferred tax assets when it is probable that sufficient future taxable profit will be available to utilize the asset.

Tax recognized in net income or loss

	2011	2010	2009

Current tax expense	$372,300	$-	$-
Deferred tax expense	(9,467,000)	-	-
Income tax expense (recovery)	$(9,094,700)	$-	$-

A reconciliation of expected income tax on net income at statutory rates with the actual expense (recovery) for income taxes is as follows:

	2011	2010	2009
Net income (loss)	$5,989,500	$(5,891,900)	$(5,779,800)
Statutory tax rate	0.35	0.30	0.30
Tax expense (recovery) at statutory rate	2,096,300	(1,767,600)	(1,733,900)

Foreign tax rates	12,000	(184,700)	(197,400)
State tax	45,200	(248,900)	(225,900)
Change in tax rates	(955,100)	(450,600)	(48,600)
Nondeductible share-based compensation	265,300	143,400	-
Excess percentage depletion	(2,118,400)	(701,000)	(439,900)
Losses for which no deferred tax asset recognized	262,700	3,185,100	2,117,900
Recognition of previously unrecognized tax losses	(8,669,900)	-	-
Other	(32,800)	24,300	527,800

Income tax expense (recovery)	$(9,094,700)	$-	$-

The Company is using the US income tax rate as the applicable statutory rate in 2011 as its primary operations are in the US.

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Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following as of December 31, 2011 and 2010:

	Assets		Liabilities		Net
	2011	2010	2011	2010	2011	2010
Net operating loss carryforwards, US	$11,927,600	$1,021,500	$-	$-	$11,927,600	$1,021,500
Credit carryforwards	332,600	-	-	-	332,600	-
Property, plant and equipment	4,974,200	6,644,500	(9,809,400)	(9,569,700)	(4,835,200)	(2,925,200)
Reclamation costs	1,656,300	1,477,100	-	-	1,656,300	1,477,100
Derivatives	877,700	1,369,900	-	-	877,700	1,369,900
Compensation	283,000	-	-	-	283,000	-
Other	181,000	226,800	-	(214,100)	181,000	12,700
Tax assets (liabilities)	$20,232,400	$10,739,800	$(9,809,400)	$(9,783,800)	$10,423,000	$956,000

A change of ownership under Section 382 of the Internal Revenue Code occurred due to the Atna/Canyon merger in 2008. As a result of the ownership change, the utilization of US NOL’s existing at the merger date is limited to approximately $1.0 million per annum.

The noncurrent portion of the recognized deferred tax asset at December 31, 2011 is $6,773,000. This amount represents the net tax assets anticipated to be recovered after more than 12 months.

During 2011, the Company recognized additional deferred tax assets attributable to its US net operating loss carryforwards. The Company determined that it is probable the losses will be utilized against future profits generated from its Briggs and Pinson mineral properties. The recognized losses have extended carryforward periods and do not commence expiry until 2027.

Unrecognized deferred tax assets

Unrecognized deferred tax assets are attributable to the following:

	2011	2010

Tax losses	$7,930,400	$16,600,300
Deductible temporary differences	912,700	918,300
	$8,843,100	$17,518,600

The Company recognizes the benefit of deferred tax assets only to the extent it is probable that future taxable income will be offset by tax losses and deductible temporary differences. The Company's unrecognized deferred tax assets attributable to tax losses are comprised of approximately $6.9 million of US net operating losses, $700,000 of Canadian noncapital losses and $300,000 of Canadian capital losses. The unrecognized US net operating losses expire between 2012 and 2031 and the unrecognized Canadian noncapital losses expire between 2028 and 2031. The unrecognized deferred tax assets attributable to temporary differences relate to excess tax basis in Canadian properties.

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15.	Commitments and contingencies:

(a)	Kendall Mine reclamation:

Kendall is subject to permits granted by the Montana DEQ. In February 2002, the Montana DEQ issued a decision that a new and comprehensive Environmental Impact Statement (“EIS”) was needed for completion of remaining reclamation at Kendall. The Montana DEQ has yet to complete its work on this EIS. The Company’s estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS. The Company has on deposit $2.3 million in an interest bearing account with the Montana DEQ for reclamation at Kendall.

(b)	Surety bonds:

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment. Restricted cash held as collateral by the surety amounts to $1.7 million.

The total bonding requirement for the Reward project was determined to be $5.9 million. The Phase 1 surety bond of $0.9 million has been posted to cover the installation of tortoise exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. The Company posted $0.8 million in a collateral account related to the Phase 1 surety bond. The remaining $5.0 million bond will be required when the Company commences plant construction and removal of overburden. All surety bonds are subject to annual review and adjustment.

Pinson bonding requirements are estimated to be approximately $1.9 million. A $0.6 million bond has been posted to date and approximately another $1.3 million will be required by year end 2012.

(c)	Lease commitments:

The Company has entered into various leases for office space and office equipment. As of December 31, 2011, there were future minimum lease payments of less than $0.1 million per year for all office space and office equipment leases.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments total approximately $0.2 million annually.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands at the rate of $140 per claim. The Company’s present inventory of claims would require approximately $0.1 million in annual rental fees, however, this amount will vary as claims are added or dropped.

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16.	Equity transactions:

The following provides a roll-forward of the Company’s beginning and ending common shares outstanding as of:

	December 31	December 31
	2011	2010
	# of Shares	# of Shares
Balance, beginning of the period	99,002,468	83,291,133
Pinson acquisition	15,000,000	247,724
Conversions of notes payable	2,000,000	111,111
Sprott credit agreement	1,049,119	-
Warrant exercises	188,250	-
Option exercises	134,806	-
Equity offering	-	15,352,500
Balance, end of the period	117,374,643	99,002,468

On December 2, 2010, the Company closed a short form prospectus financing and issued a total of 15.4 million common shares for gross proceeds of C$9.2 million. In addition, there were a total of 8.7 million warrants issued with an exercise price of C$0.70 and a two year term. The warrants were fair valued at C$1.1 million and recorded in contributed surplus. The fair value was determined using a Black Sholes model using the Company’s share price at issuance, an expected life of two years, an expected volatility of 50 percent and a risk free rate of 0.19 percent.

On March 10, 2011, the Company called its outstanding debentures and C$1.0 million of debentures was converted into 2.0 million common shares at a conversion price of C$0.50 per share.

In the third quarter of 2011, the Company acquired the remaining 70 percent interest in Pinson. The purchase price included the issuance of 15 million shares, $15 million in cash, and other assets. To finance the acquisition and initial development of Pinson, C$20 million was raised through a credit agreement with Sprott that entailed paying a $0.7 million fee with 1.0 million common shares.

17.	Outstanding warrants:

The following is a summary of the outstanding warrants as of December 31, 2011:

	Remaining			Underlying
Expiration Date	Life in Years	Exercise Price		Shares

December 2, 2012	0.9	CAD$	0.70	8,485,911

During 2010, a warrant holder voluntarily cancelled 0.7 million warrants that had an exercise price of $2.20. There were no warrant exercised during 2010. On May 25, 2011, 1.8 million warrants expired, which had an exercise price of $2.20 per share. In 2011, there were no warrant additions and warrants to purchase 188,250 common shares were exercised at a price of C$0.70 per share.

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18.	Certain concentrations of credit risk:

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. The Company considers the institutions to be financially strong and does not consider the underlying risk to be significant. To date, these concentrations of credit risk have not had any effect on the Company’s consolidated financial position or results of operations. Much of the restricted cash held as collateral against surety bonds will be invested in US Treasury instruments in 2012.

The Company has sold its gold and silver production at market prices to two customers during the past three years. The outstanding receivable balance has been kept below two percent of annual revenue. Given the marketability and liquidity of the precious metals being sold and because of the large number of qualified buyers for gold and silver, the Company believes that the loss of either of its customers would not have a material adverse affect.

The embedded derivative in the Gold Bond was the only significant gold hedge derivative contract outstanding as of December 31, 2010 and 2011. Since the Gold Bond does not require further cash payments to the Company it does not generate third party credit risk to the Company.

19.	Cost of Sales:

The following is a reconciliation of current period mine operating costs to cost of sales for the years indicated.

	Twelve months ended
	December 31,	December 31,
	2011	2010
Mine operating costs (excluding depreciation and amortization)	$32,738,300	$24,724,300
Decrease (increase) in gold inventory - cash costs	(2,648,500)	(3,274,100)
Production related depreciation and amortization	7,548,700	5,395,800

Total cost of sales	$37,638,500	$26,846,000

Cost of sales includes all mine-site operating costs, including mine-site overhead, production taxes, royalties (if any), and mine-site depreciation, amortization and depletion. Period costs, expensed as incurred and reported separately from cost of sales, include all exploration, holding costs, corporate office costs, write-downs and impairments, business development costs and other period costs not associated with the production process. All mine site costs including depreciation, amortization and depletion are included in inventory and relieved to cost of sales when gold is sold. There were no lower of cost or market adjustments in cost of sales in the periods presented.

20.	Share-based compensation:

On June 7, 2010, the Company’s shareholders approved the renewal for another three years of the Company’s Stock Option Plan (the “Option Plan”). As of December 31, 2011, there were 9.5 million underlying shares outstanding under the Option Plan.

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The Option Plan is administered by the Compensation Committee of the Board consisting entirely of independent directors. The maximum number of option shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of December 31, 2011, there were a maximum of 11.7 million underlying shares available under the Plan and 2.2 million underlying shares issuable and available for future option issues. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the Option Plan. The Board may terminate or amend the Option Plan at any time and for any reason. The Option Plan does not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders. Baring further amendments to the Option Plan, the shareholders will be asked to renew the Option Plan again in 2013.

The exercise price of each stock option is based on, and may not be less than, 100 percent of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading prices of common shares on the three trading days before and including the date of the grant. The term of each stock option is fixed by the Compensation Committee and may not exceed five years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. Vesting periods have typically been over a two year period. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not plan to in the future and therefore the expected dividend yield is nil. All of the share-based compensation was recorded as general and administrative expense.

The following table provides certain stock option disclosures for the years ended December 31:

	2011	2010	2009
Stock-based compensation expense - millions	$0.8	$0.5	$0.4
Intrinsic value of options exercised - millions	$0.1	$0.0	$0.0
Fair value of awards vesting - millions	$0.7	$0.5	$0.7
Cash received on option exercises - millions	$0.0	$0.1	$0.0
Unamortized stock-based compensation expense - millions	$0.6	$0.5	$0.5

The following table summarizes the weighted-average assumptions used in determining fair values of option grants during the years ended December 31:

	2011		2010		2009
Grant date fair value	CAD$	0.30	CAD$	0.23	CAD$	0.29
Grant market price	CAD$	0.86	CAD$	0.59	CAD$	0.70
Ending common share price	CAD$	0.84	CAD$	0.63	CAD$	0.71
Expected volatility		53%		59%		60%
Expected option term - years		3.0		2.9		3.0
Risk-free interest rate		0.6%		1.0%		1.4%
Forfeiture rate		8.6%		7.0%		4.8%
Dividend yield		0%		0%		0%

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Stock options

The following tables summarize the stock option activity during the years ended December 31, 2011 and 2010:

		Weighted	Weighted	Weighted	Aggregate
		Average	Average	Average	Intrinsic
	Number	Exercise	Fair Value	Remaining	Value
Outstanding Grants 2011	(000')	Price CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	8,119	$0.82	$0.33	3.5	$0.4
Granted	3,050	$0.86	$0.30		$-
Exercised/Released	(200)	$0.45	$0.20		$0.1
Cancelled/Forfeited	(685)	$0.56	$0.23		$0.1
Expired	(800)	$1.36	$0.49		$-
Balance, end of the period	9,484	$0.73	$0.28	3.2	$1.5
Vested and exercisable, end of the period	6,815	$0.71	$0.27	2.8	$1.3
Vested and expected to vest, end of the period	9,202	$0.73	$0.28	3.1	$1.5

		Weighted	Weighted	Weighted	Aggregate
		Average	Average	Average	Intrinsic
	Number	Exercise	Fair Value	Remaining	Value
Outstanding Grants 2010	(000')	Price CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	7,099	$0.82	$0.33	3.5	$0.6
Granted	2,433	$0.59	$0.23		$-
Exercised/Released	(305)	$0.45	$0.20		$-
Cancelled/Forfeited	(437)	$0.66	$0.27		$-
Expired	(671)	$1.36	$0.63		$-
Balance, end of the period	8,119	$0.82	$0.33	3.5	$0.4
Vested and exercisable, end of the period	5,770	$0.76	$0.29	2.9	$0.4
Vested and expected to vest, end of the period	7,928	$0.72	$0.28	3.4	$0.4

The following table summarizes the exercise price ranges at December 31, 2011:

Exercise Price CAD		Options Outstanding			Options Exercisable
			Weighted			Weighted
			Average	Weighted		Average	Weighted
			Remaining	Average		Remaining	Average
			Contractual	Exercise		Contractual	Exercise
Low	High	Quantity	Life	Price CAD	Quantity	Life	Price CAD
$0.40	$0.55	1,492,500	2.0	$0.45	1,492,500	2.0	$0.45
0.56	0.70	4,170,333	3.5	0.64	3,401,332	3.3	0.64
0.71	0.85	690,000	4.1	0.73	423,333	3.7	0.73
0.86	1.32	3,130,640	3.2	0.99	1,497,308	2.3	1.09

$0.40	$1.32	9,483,473	3.2	$0.73	6,814,473	2.8	$0.71

In May 2009, the Option Plan was revised to allow options to be priced in the currency that the recipient receives compensation for services. Prior to May 2009, all of the options were denominated in CAD. As of December 31, 2011, there were 6.5 million options granted and outstanding, which were denominated in USD and had a weighted average exercise price of $0.72.

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21.	Earnings per share:

The Company computes earnings per share (“EPS”) by applying the provisions of IAS 33. Because the Company reported net losses for the years ended December 31, 2010 and 2009, inclusion of common share equivalents would have an antidilutive effect on per share amounts and consequently the Company’s basic and diluted EPS are the same. The weighted average dilutive securities included in the 2011 EPS calculation were 885,959 common share equivalents. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in the years ended December 31, 2011, 2010 and 2009 that were not included in the computation of diluted EPS because the effect would be antidilutive were 15.9 million, 9.6 million and 6.8 million, respectively.

22.	Pinson Acquisition:

In September 2011, the Company acquired an additional 70 percent interest in Pinson, located in Humboldt County, Nevada, increasing its ownership interest to 100 percent. At closing, Atna also signed a non-exclusive Ore Milling and Gold Purchase Agreement allowing for processing of Pinson sulfide ores at Barrick’s Goldstrike processing facilities. Barrick retained a 10 percent, net profits royalty that will be triggered after the first 120,000 ounces of gold are sold.

In August 2011, the Company arranged a C$20 million Credit Agreement with Sprott to finance the Pinson acquisition. The term of this facility was for one-year (see Note 25 regarding subsequent events), with an optional one-year extension based on meeting certain criteria and at Sprott’s discretion. Interest on principal balances shall accrue at an annual rate of 9.0 percent per annum compounded monthly. Atna paid a structuring fee of $150,000 and, as consideration for advancing the facility, paid an arrangement fee of $0.7 million. The arrangement fee was payable with common shares of Atna determined on the basis of a price per share equal to a 10 percent discount to the five-day volume-weighted average trading price of the shares on the Toronto Stock Exchange immediately prior to the date the facility was advanced. The five-day volume-weighted average trading price per share was C$0.667 and the actual number of shares issued to Sprott was 1,049,119.

The purchase of Pinson was accounted for as an asset acquisition. The calculation of the purchase price and the allocation of the purchase price are summarized in the following tables.

Purchase price
Cash to Barrick	$15,000,000
Atna common shares issued to Barrick	11,333,469
Fair value of assets given up in purchase agreement	66,841
Asset retirement obligations	1,517,850
$27,918,160

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Purchase price allocation, inclusive of financing transaction
Property, plant, mine development,and mineral interests net	$27,918,160
Cash	5,244,268
August interest netted with proceeds	102,106
Sprott legal expenses netted with proceeds	74,885
Asset retirement obligations	(1,517,850)
Notes payable	(20,421,259)
Share capital	(11,333,469)
Gain on fair value of assets given up in purchase agreement	(66,841)
$-

23.	Transition to IFRS:

Summary of exemptions and elections

In preparing its opening IFRS balance sheet at January 1, 2010, the Transition Date, the Company has adjusted amounts reported previously under Canadian GAAP. Under IFRS 1, standards are applied retrospectively at the Transition Date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. IFRS 1 provides for exemptions and elections that help to facilitate the transition to IFRS. The Company has chosen to apply the following optional exemptions.

Business combinations: The Company has elected the business combinations exemption to not apply IFRS 3 retrospectively to past business combinations. Accordingly, the Company has not restated past business combinations that took place prior to the Transition Date.

Fair value or revaluation as deemed cost: The Company has elected not to re-measure any of its PP&E at fair value or revalue amounts at deemed cost as of the Transition Date.

Cumulative translation adjustments: The Company has elected to zero out the ending balance in the accumulated cumulative translation account as of the Transition Date and record the balance in retained earnings.

Material impacts of the adoption of IFRS: The following changes in accounting policies, as a result of adopting IFRS, may have material impacts on the Company’s financial statements. Other changes, such as the determination of the ARO estimate, are expected to have immaterial impacts.

Under IFRS, the Company may capitalize more exploration expenditures in the future than it would have under Canadian GAAP. The change in exploration expenditures policy did not result in any reconciling items in the adoption of IFRS. Exploration expenditures are capitalized if management determines that the expenditures have a reasonable probability of producing future economic benefits. Acquisition, drilling and assessment costs to further develop mineral resources and proven and probable ore reserves that have been determined to have future economic benefits are classified as development costs and capitalized. Work required in ore reserve development may include: infill drilling and sampling; detailed geological and geostatistical modeling; and feasibility studies. Capitalized exploration expenditures are classified as investing activities in the statement of cash flows.

Under IFRS, the Company may capitalize excess stripping costs during the production phase of mining operations. The capitalization of deferred stripping costs will reduce the costs added to inventory and increase capitalized assets and amortization. Capitalizing and amortizing deferred stripping will have the impact of spreading over the years benefited the net income or loss related to above-average stripping ratios for an open pit.

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Costs incurred to prepare a property for production and that are probable of having future economic benefits are capitalized as development costs. The costs of removing barren waste rock during the production phase of mining operations are included in the costs of inventory produced in the period in which they are incurred, except when the costs represent a significant future benefit (“betterment”) to the mining operation. Betterments occur when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the upfront investment in the waste stripping activity. These costs are capitalized as “production stripping” development costs. Production stripping costs are amortized using the unit-of-production amortization method, based on the estimated ore tons contained in the newly accessed in-place proven and probable ore reserves. The amortization of production stripping costs is assigned to inventory and then flows through cost of sales as a cash operating cost as the inventory is relieved.

Reconciliations of financial information reported under Canadian GAAP to IFRS:

Reconciliations of consolidated balance sheet (USD):

	At the IFRS transition date January 1, 2010
			Effect of
		Canadian	transition to
	Reference	GAAP	IFRS	IFRS
Total current assets	a	$21,331,700	$(287,000)	$21,044,700
Total non-current assets	b	58,525,600	467,300	58,992,900

Total assets		$79,857,300	$180,300	$80,037,600

Total current liabilities		$9,679,500	$-	$9,679,500
Total non-current liabilities		16,140,400	-	16,140,400

Total liabilities		25,819,900	-	25,819,900

Total shareholder equity	c	54,037,400	180,300	54,217,700

Total liabilites and shareholders' equity		$79,857,300	$180,300	$80,037,600

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	At December 31, 2010
			Effect of
		Canadian	transition to
	Reference	GAAP	IFRS	IFRS
Total current assets	a	$23,841,600	$(1,408,000)	$22,433,600
Total non-current assets	b	56,279,300	4,493,200	60,772,500

Total assets		$80,120,900	$3,085,200	$83,206,100

Total current liabilities		$10,698,800	$-	$10,698,800
Total non-current liabilities		15,370,700	-	15,370,700

Total liabilities		26,069,500	-	26,069,500

Total shareholder equity	c	54,051,400	3,085,200	57,136,600

Total liabilites and shareholders' equity		$80,120,900	$3,085,200	$83,206,100

Reconciliations of consolidated statement of operations (USD):

		Twelve Months	Twelve Months
		Ended	Ended
		December 31,	December 31,
	Reference	2010	2009
Net loss		$(8,796,800)	$(5,960,100)
Capitalized production phase stripping costs	d	2,904,900	180,300

Net loss as reported under IFRS		$(5,891,900)	$(5,779,800)

Loss per share:
Basic and diluted (loss) income per share reported under Canadian GAAP		$(0.10)	$(0.07)
Effect of capitalized production phase stripping costs		0.03	-

Basic and diluted (loss) income per share		$(0.07)	$(0.07)

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Reconciliations of consolidated statement of shareholders’ equity (USD):

	At the IFRS transition date January 1, 2010
					Accumulated
					Other	Total
		Share Capital		Contributed	Comprehensive	Shareholders'
	Reference	Amount	Deficit	Surplus	Gain (Loss)	Equity

As reported under Canadian GAAP		$83,583,000	$(34,020,000)	$2,809,900	$1,664,500	$54,037,400

Reset of cumulative translation losses	e	-	1,619,000	-	(1,619,000)	-
Capitalized production phase stripping costs	c	-	180,300	-	-	180,300

As reported under IFRS		$83,583,000	$(32,220,700)	$2,809,900	$45,500	$54,217,700

	At December 31, 2010
					Accumulated
					Other	Total
		Share Capital		Contributed	Comprehensive	Shareholders'
	Reference	Amount	Deficit	Surplus	Gain (Loss)	Equity

As reported under Canadian GAAP		$90,977,700	$(42,816,800)	$4,361,200	$1,529,300	$54,051,400

Reset of cumulative translation losses	e	-	1,619,000	-	(1,619,000)	-
Capitalized production phase stripping cost	c	-	3,085,200	-	-	3,085,200

As reported under IFRS		$90,977,700	$(38,112,600)	$4,361,200	$(89,700)	$57,136,600

Reconciliations of consolidated statement of cash flows (USD):

	Twelve Months Ended December 31, 2009
			Effect of
		Canadian	transition to
	Reference	GAAP	IFRS	IFRS
Net loss		$(5,960,100)	$180,300	$(5,779,800)
Increase in inventories	a,b	$(5,048,400)	$287,000	$(4,761,400)
Decrease (increase) in prepaid and other assets	a,b	$(240,600)	$(467,300)	$(707,900)
Other adjustments to reconcile net income to net cash used in operating activities	a,b	$1,670,600	$-	$1,670,600
Operating activities		$(9,578,500)	$-	$(9,578,500)
Investing activities		$(7,897,300)	$-	$(7,897,300)
Financing activities		$13,820,000	$-	$13,820,000

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	Twelve Months Ended December 31, 2010
			Effect of
		Canadian	transition to
	Reference	GAAP	IFRS	IFRS
Net loss	a,b	$(8,796,800)	$2,904,900	$(5,891,900)
Increase in inventories	a,b	$(5,166,500)	$1,121,000	$(4,045,500)
Decrease (increase) in prepaid and other assets	a,b	$414,700	$(4,025,900)	$(3,611,200)
Other adjustments to reconcile net income to net cash used in operating activities		$8,807,800	$-	$8,807,800
Operating activities		$(4,740,800)	$-	$(4,740,800)
Investing activities		$(2,000,200)	$-	$(2,000,200)
Financing activities		$3,261,100	$-	$3,261,100

References:

a)	The IFRS adjustment to current assets is related to the capitalization of production phase stripping costs upon the gold inventory balances. See deferred stripping costs in Note 2 for the Company’s policy statement related to the IFRS treatment of production phase stripping costs.

b)	The IFRS adjustment to non-current assets is related to the capitalization of production phase stripping costs upon property, plant, mine development and mineral interest balances. See deferred stripping costs in Note 2 for the Company’s policy statement related to the IFRS treatment of production phase stripping costs.

c)	The IFRS adjustment to shareholders’ equity is related to the capitalization of production phase stripping costs upon cost of sales. See deferred stripping costs in Note 2 for the Company’s policy statement related to the IFRS treatment of production phase stripping costs.

d)	The IFRS adjustment to net loss is related to the capitalization of production phase stripping costs upon cost of sales. See deferred stripping costs in Note 2 for the Company’s policy statement related to the IFRS treatment of production phase stripping costs.

e)	The Company has elected to zero out the ending balance in the accumulated cumulative translation account as of the Transition Date and record the balance in retained earnings.

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24.	Remuneration of Key Management Personnel:

Key management personnel include the members of the Board and the senior leadership team. Compensation for key management personnel was as follows:

	Twelve months ended
	December 31,	December 31,
	2011	2010

Short-term employee benefits (1)	$1,054,900	$766,700
Post-employment benefits (2)	27,200	21,800
Share-based payments (3)	723,200	323,400

Total compensation of key employees and directors	$1,805,300	$1,111,900

(1) Represents annual salary and short term incentives/bonuses earned in the year.

(2) Represents company contributions to retirement savings plans.

(3) Represents year-end stock options and other options granted in the year.

25.	Subsequent Events:

On February 16, 2012, the Company reached an agreement with Sprott to extend its C$20 million credit facility. Under the terms of the extension, principal repayments are now due as follows: C$2.5 million due February 28, 2013, C$2.5 million due May 31, 2013, and the balance of C$15 million due August 31, 2013. As consideration for extending the credit facility Atna issued 618,556 common shares to Sprott.

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